Exhibit 99.2

PROXY FOR 2017 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

GAZIT-GLOBE LTD.

10 Nissim Aloni St.

Tel Aviv 6291924, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ms. Ilana Meril and Mr. Jonathan M. Nathan, or either of them, as proxy, with the power to appoint her or his substitute, and hereby authorizes her or him to represent to vote as designated on the reverse side of this card, all of the Common Shares of Gazit-Globe Ltd. (the “Company”), held of record by the undersigned on September 18, 2017, at the 2017 Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, October 17, 2017 at 3:00 p.m. (Israel time), at the offices of the Company, 10 Nissim Aloni Street, Tel Aviv 6291924, Israel, or any adjournment or postponement thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2017 Annual and Special General Meeting of Shareholders of the Company (the “Notice”) relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew), as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K, and has been mailed to the undersigned.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 3, 6 or 8 for the Meeting, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposals 3, 6, or 8, this proxy will not be voted on any such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of Proposals 3, 6 or 8 unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposals 3, 6 and/or 8 (as applicable) by completing the box for Proposals/Items 3A, 6A and/or 8A (respectively) on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on Proposals 3, 6 and/or 8 via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2017 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GAZIT-GLOBE LTD.

October 17, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 3A, 6A AND 8A RELATING TO PROPOSALS 3, 6 AND 8.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

Important Instructions for Items 3A, 6A and 8A relating to Proposals 3, 6 and 8:			FOR	AGAINST	ABSTAIN

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” PROPOSALS/ ITEMS 3A, 6A AND 8A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 3, 6 OR 8.

Under the Companies Law, you cannot be counted towards the special majority required for Proposals 3, 6 or 8 unless you provide the foregoing important confirmation. If you actually do have a conflict of interest in the approval of Proposals 3, 6 or 8, you may vote on that proposal by contacting the Company’s Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 (fax: +972-3-696-1910) or rkahlon@gazitgroup.com, who will provide to you a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposals 3, 6 or 8 and should not fill in the box for Proposals/Items 3A, 6A or 8A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

	1.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors	☐	☐	☐
	2.	Re-election of each of the following existing directors of the Company until the next annual meeting of shareholders:	☐	☐	☐
		(a) Mr. Chaim Katzman (Chairman of the Board)	☐	☐	☐
		(b) Mr. Dori Segal (Executive Vice Chairman)	☐	☐	☐
		(c) Mr. Michael Haim Ben Dor	☐	☐	☐
		(d) Mr. Douglas William Sesler (independent director)	☐	☐	☐
		(e) Ms. Zehavit Cohen (independent director)	☐	☐	☐
	3.	Approval of an update to, and the renewal of, the Company's agreement with Norstar Holdings Inc.	☐	☐	☐
	3A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 3	☐
	4.	Adoption of amendments to the Company’s Articles of Association that amend the indemnification provisions for office holders, including amendments based on corresponding updates to Israeli law	☐	☐	☐
	5.	Approval of an amendment to the Company’s indemnification undertaking to its directors and officers (excluding to directors and officers who are controlling shareholders, and their family members)	☐	☐	☐
	6.	Approval of renewed indemnification undertakings for the Chairman of the Board, Mr. Chaim Katzman, and Vice Chairman of the Board and CEO, Mr. Dor J. Segal	☐	☐	☐
	6A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 6	☐
	7.	Approval of director’s fees for Mr. Douglas Sesler for service as a director of Gazit Horizons, Inc.,	☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	8.	Approval of compensation terms of Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman	☐	☐	☐
	8A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 8	☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.